Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870



RECD S.E.C.

JUN 1 8 2007

1086

June 15, 2007

Via Federal Express and Facsimile

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John Reynolds, Assistant Director
Office of Emerging Growth Companies

Re: Zenergy International, Inc.
Amendment No. 1 to the Offering Statement of Form 1-A
Filed March 16, 2007
File No. 24-10165

Ladies and Gentlemen:

On behalf of Zenergy International, Inc. ("Zenergy International" or the "Company"), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the "Commission"), dated April 20, 2007, regarding Zenergy International's offering statement on Amendment No. 1 to Form 1-A, dated March 16, 2007. I also enclose five (5) copies of Amendment No. 2 to the offering statement which includes changes made to the offering statement in response to the staff's comments as well as three (3) copies which have been marked to show our revisions.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

Offering Circular-General
Item 3. Summary of Information, page 1

1. Please clarify the sentence "[a] maximum of $5,000,000 will be received from the offering" as no minimum amount is required to be sold in your offering. Please revise similar disclosures, such as that under Item 12.

The registration statement has been revised to provide that the offering is contingent on a minimum number of 1,250,000 shares to be sold, where appropriate.

Item 4. Plan of Distribution, page 11

2. Please define "accredited investor" and explain how the company will determine whether an investor is accredited.

The registration statement has been revised to explain that the company will determine that an investor is accredited by including the following language where appropriate:

"the Offering is being made only to "accredited investors" as such term is defined under Rule 501(a) of Regulation D of the Securities Act 1933, as amended and as more fully set forth in the Subscription

Agreement, attached hereto as an Exhibit...."

3.   The last paragraph in this section says the offering will be registered in some states. This disclosure appears inconsistent with other disclosures. Please revise as appropriate.

The registration statement has been revised accordingly.

Item 5. Use of Proceeds, page 12

4.   Based on the new disclosure in this section, your plan of operation and uses of proceeds appear conditional and subject to change at your discretion. For example, we note the following new disclosure in the third paragraph of this section:

The allocation of the proceeds shown in the table is based on the Company's *present operating plan* and its estimates of many factors, including general economic and industry conditions and the Company's future revenues and expenditures. *If these factors change* or actual circumstances differ from those estimated or expected, the Company may use portions of the proceeds for other purposes.
In addition, the introduction to each new table includes the qualifying language, "[b]elow shows an example of how the Company *could modify* its business plan to accommodate. . ."

This disclosure and other ambiguous disclosures do not appear responsive to Item 5 of the Model B offering circular format. The disclosure is required to set forth the definitive uses of proceeds, not the possible uses of proceeds. If the issuer reserves the right to change those uses, the specific factors that would cause such change should be disclosed along with the alternative uses. As we noted in comment 12 of our last letter, a company that does not have a specific business plan is a blank check company and ineligible to use Form 1-A.

The registration statement has been revised so that it is responsive to Item 5 of the Model B offering circular format and sets forth the definitive uses of proceeds and the specific factors that would cause the company to change uses.

5.   The principal uses now disclosed in this section, namely, "operating expenses," "pre-engineering and due diligence costs," "salaries and benefits," "corporate sales and benefits" and "executive team salaries and benefits," appear too general to be informative to an investor. Please clarify the principal uses within these categories. Further, as proceeds appear to be allocated to three types of activities - those listed in subsections 1 through 3 under "Product/Services Offered" - we suggest that the principal uses be grouped under each type of activity. Please clearly quantify the proceeds payable to officers or directors as compensation or otherwise.

The registration statement has been revised to expand and clarify the principal uses within the various use categories. We have in addition quantified the proceeds payable to officers or directors as compensation or otherwise.

6.   Please disclose the uses of proceeds if less than $1,250,000 is received in the offering.

The registration statement has been revised to include the following statement:

"If 1,250,000 shares are not sold, all subscriptions for common stock will be returned."

7.   Please quantify the dollar amount of offering expenses to be deducted from gross offering proceeds to determine net offering proceeds. Please list the dollar amount of offering expenses separately in the tables under this heading.

The registration statement has been revised accordingly.
Item 6. The Business of the Company, page 15
Product/Services Offered. Page 20

8.   Please explain the term "distributor" as used under the subheading, "1. Development of Relationships with Suppliers and Distributors to Sell Processed Feedstock." Further, please disclose the principal terms of the existing or anticipated business arrangements with these "suppliers" and "distributors." Disclose how these business activities are expected to generate revenues for the company.

The registration statement has been revised accordingly.

9.   Please expand "2. Trading" to disclose the principal terms of the existing or anticipated business arrangements with "small bio-fuel producers" and "large distributors." Disclose how these business activities are expected to generate revenues for the company.

The registration statement has been revised to disclose the principal terms of the existing or anticipated business arrangements with "small bio-fuel producers" and "large distributors." Disclose how these business activities are expected to generate revenues for the company.

10.   Please provide the plan of operation disclosure required by Item 6 of Model B offering circular. See the second part of prior comment 10. The brief disclosure after each table in this section and in "Use of Proceeds" appears unclear and inadequate. In addition, such disclosure only reflects what the company *"could"* do, rather than what the company *"will"* do.

The registration statement has been revised accordingly.

11.   Please explain the relationship between the use of proceeds tables and the tables in this section. Please consider combining these tables to enhance the clarity of your disclosure.

The registration statement has been revised accordingly.

12.   Please explain the basis for the cost estimates for bio-diesel and ethanol plants, as disclosed on page 27 and 28. Please explain what these costs represent. Do they include only construction costs or construction and operation costs? In this regard, we note the statements in "Use of Proceeds" with regard to "start of construction" of ethanol or bio-diesel plants.

The registration statement has been revised accordingly.

Item 12. Securities Being Offered, page 46

13.   Please clarify in the opening sentence that these shares are being offered to "accredited investors" only.

The registration statement has been revised to explain that the company will determine that an investor is accredited by including the following language where appropriate:

"the Offering is being made only to "accredited investors" as such term is defined under Rule 501(a) of Regulation D of the Securities Act 1933, as amended and as more fully set forth in the Subscription Agreement, attached hereto as an Exhibit...."

Part III. Exhibits
(11) Opinion re legality

14.   Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

The legal opinion has been revised accordingly.

15.   We note the company's website and the description of the company's business under the headings "Zenergy is focusing its efforts on" and "Bio-Fuels". References to "[Z]energy is in business to bring bio-fuel to market cost effectively, and can do so because of production efficiencies and economies of scale" does not appear consistent with the disclosure in the offering circular, which indicates that the company has no operating history as a producer of ethanol or bio-diesel. As a general matter, the offering circular should reconcile with the information on the company's website. Please explain or revise as appropriate.

The registration statement has been revised to reconcile it with the company's website.

We would very much appreciate your prompt review of Amendment No. 2 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

With kind regards,



CC: Robert Luiten,
     President Zenergy International Inc.
     415 E. North Water Suite 1301 Chicago, IL 60611